September 27, 2010

BY EDGAR AND FACSIMILE TRANSMISSION

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Career Education Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Definitive Proxy Statement
Filed April 1, 2010
Form 10-Q for the Quarter Ended June 30, 2010
Filed August 4, 2010
File No. 0-23245

Dear Mr. Spirgel:

We enclose for your review Career Education Corporation’s (the “Company”) responses to comments 1 through 23 contained in the Staff’s letter to the Company dated August 31, 2010 (the “Letter”). Based upon the responses provided below, the Company believes that no amendment to its previously filed Form 10-K, Proxy Statement or Form 10-Q is required. As noted, where applicable, the Company intends to incorporate its responses to the Staff’s comments in its future filings. It is doing so in order to address the Staff’s views in a constructive manner and not because the Company believes that its prior filings were deficient or inaccurate in any material respects. For convenience of reference, the Staff’s comments precede each response.

Form 10-K for the Year Ended December 31, 2009

Compliance with Federal Regulatory Standards and Effect of Federal Regulatory Violations, page 19

1.	Tell us the results of the most recent annual audit of your administration of Title IV funds by an independent accounting firm and the status of the ED review.

Mr. Larry Spirgel

Securities and Exchange Commission

September 27, 2010

Response:

The Company’s institutions that participate in Federal Student Financial Assistance Programs (FSA) are required to have an annual financial and compliance audit to ensure the institution complies with the specific requirements listed in the U.S. Department of Education’s Audit Guide, Audits of Federal Student Financial Assistance Programs at Participating Institutions and Institution Servicers, as issued by the Office of Inspector General, 2000 Revision. These audits must by conducted by an independent public accountant and are conducted in accordance with Government Auditing Standards, issued by the Comptroller General of the United States and attestation standards established by the American Institute of Certified Public Accountants.

For the year ended December 31, 2009, the Company operated 33 distinct schools as defined by the Office of Postsecondary Education Identifier (OPEID). Subject to these requirements, each school must submit the results of the compliance audit along with audited financial statements by June 30 of each year (within six months of the end of the school’s fiscal year). The Department of Education (ED) reviews each audit report for format, completeness, and to ensure that the submission complies with the government’s auditing standards. The ED also reviews submissions to determine whether the school must provide additional information or the ED should take further action.

For the year ended December 31, 2009, the Company provided its submission prior to the June 30th deadline. To date, the ED has not requested that the Company provide additional information, nor has the Company been notified that its submission was incomplete or inaccurate. The FSA compliance audit results were as follows:

•	Twenty-nine schools complied in all material respects with the ED requirements, and

•

Four schools complied, with exception, in all material respects with the ED requirements. Corrective actions have been implemented in 2010 to address the exceptions noted during the compliance audit. A FSA audit opinion of “compliance, with exception” results when the percentage of exceptions identified during the course of the audit exceeds a tolerable level as defined by Office of Inspector General’s Audit Guide.

“90-10 Rule” page 24

2.	Please disclose the percentage of your cash receipts that are derived from non-Title IV sources at the end of a fiscal year (calculated in accordance with the “90-10 Rule”). In addition, disclose and describe any controls in place to monitor compliance with the “90-10 Rule” requirement.

Mr. Larry Spirgel

Securities and Exchange Commission

September 27, 2010

Response:

In future filings, the Company will expand its disclosure to include the percentage of cash receipts that were derived from non-Title IV sources at the end of each fiscal year. The percentage of cash receipts that were derived from non-Title IV sources for the year ended December 31, 2009 (calculated in accordance with the “90-10 Rule”) was 21.2%.

In order to monitor compliance with the “90-10 Rule”, the calculation is run on a centralized basis within our student finance organization to ensure it is performed on a consistent basis for all schools as defined by OPEID. A thorough review is performed by management to ensure that the calculations are performed accurately. This review includes sample testing at both a student level as well as at the OPEID level. The calculation is performed a minimum of twice per year (midyear and year-end), as well as more frequently for any school nearing the 90% threshold.

Eligibility and Certification Procedures, page 24

3.	Please identify the schools that are subject to provisional certifications by the Department of Education and indicate the portion of your revenues attributable to such schools. Explain the nature of the open ED program reviews with respect to two of such programs and clarify your reference to the other three schools being on provisional certification due to administrative capacity.

Response:

Below are the names of the five schools which were identified in the Company’s Annual Report on Form 10-K as being subject to provisional certification by the ED as of the date of filing the Annual Report on Form 10-K for the year ended December 31, 2009. Also included below is the portion of the Company’s 2009 revenue attributable to such schools as well as the current status of recertification for each such school as of the date of this letter. Prior to the expiration of the provisional certification, the school applies for recertification with the ED. During the period of time that the school awaits a response from the ED related to its recertification application, the school is able to continue to award Title IV Program funds. There is no definitive time period for which the ED is required to respond to a request for recertification.

Mr. Larry Spirgel

Securities and Exchange Commission

September 27, 2010

School	2009 Annual Revenue (In thousands)	Current Status of Provisional Certification
Briarcliffe College, Inc.	$33,756	Submitted for recertification; pending response from the ED

The Cooking & Hospitality Institute of Chicago, Inc.	$23,399	Recertification approved; no longer provisional

Gibbs College of Boston, Inc.	$1,854	Recertification approved; but remains provisional through June 30, 2013

Le Cordon Bleu Institute of Culinary Arts, Inc.	$55,106	Recertification approved; no longer provisional

Ultrasound Technical Services, Inc. - Sanford- Brown College Atlanta	$104,731	Submitted for recertification; pending response from the ED

A school may become provisionally certified due to recent audits or program reviews showing repeated findings or systemic deficiencies. As disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, the ED may place an institution on provisional certification status if it finds that the institution does not fully satisfy all required eligibility and certification standards. Provisional certification does not generally limit an institution’s access to Title IV Program funds. Additional disclosure surrounding the administrative capability standards can be found on page 29 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

4.	Please disclose the maximum period through which each of your five schools will be subject to provisional certification if specified by the ED.

Response:

In future filings, for schools subject to provisional certification, the Company will expand its disclosure to include the maximum period through which said school will be subject to provisional certification, as specified by the ED.

Mr. Larry Spirgel

Securities and Exchange Commission

September 27, 2010

Risk Factors, page 28

“If our U.S. schools fail to comply with the extensive federal regulatory requirements for school operations in the educational services industry…” page 28

5.	Please expand this risk factor to quantify the portion of your U.S.-based students that rely on student aid and loan programs under Title IV as well as the amount of your revenue and cash flows derived from such programs.

Response:

The Company will expand its disclosure in future filings to include the approximate number of its U.S.-based students that participate in student aid and loan programs under Title IV as well as the approximate amount of cash flows derived from such programs. For the fiscal year ended December 31, 2009, approximately 170,000 of the Company’s 208,000 U.S.-based students who were in a program of study at any time during fiscal 2009 participated in student aid and loan programs under Title IV, which resulted in cash receipts recorded by the Company of approximately $1.37 billion. The Company believes that the amount of revenue recognized over this same period would not be materially different from the cash flows received; however, such a measure is not specifically monitored by the Company at this time. Given that a student may utilize a number of different funding sources to pay for their tuition and registration fees, the ability to identify the revenue specifically attributable to the funds received through Title IV aid is currently not tracked by the Company.

“A substantial decrease in student financial options…could have a material adverse effect on our student population, revenue and financial results,” page 33

6.	We note your statement that you have committed to approximately $68.5 million of direct funding to your students through extended payment plans. Please expand your disclosure to address the risks associated with this program. Such disclosure should address the historical rates of default with respect to such funding.

Response:

In future filings, the Company will expand its disclosures to include discussion regarding repayment risk associated with its extended financing obligations. This expanded disclosure will include historical rates of default related to such programs.

Mr. Larry Spirgel

Securities and Exchange Commission

September 27, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 46

7.	The Commission’s Interpretive Release No. 34-48960, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please expand your management’s discussion and analysis to provide management’s expectations of whether you will continue to directly fund your students through extended payment plans and whether you anticipate continued increases in your allowance for doubtful accounts as well as your bad debt expenses.

Response:

In future filings, the Company will expand the management’s discussion and analysis (MD&A) to further clarify management’s expectations related to continuing to provide direct funding to its students through extended payment plans. The Company will also discuss and analyze any known trends, events, demands, commitments and uncertainties related to the impact of such extended payment plans on its allowance for doubtful accounts and related bad debt expense to the extent the impact is reasonably likely to have a material effect on the Company’s financial condition or operating performance.

Revenue Recognition, page 60

8.	Please disclose your refund policy which you briefly described herein and on page 22. State how you determine the amount that you are entitled to retain based on your refund policy and pertinent federal and state law and accrediting agency standards, and when that amount is recognized into revenues.

Response:

Our schools are required to maintain compliance with federal and state law as well as accrediting agency standards with respect to the administration of student refunds. A refund could fall into multiple distinct categories, primarily (1) Title IV refunds specific to FSA funds; and (2) refund of tuition and fees as defined in the respective school’s course catalog. FSA eligible schools are required to comply with federal regulations related to Title IV refund policies and are audited annually on the administration of these policies through FSA Compliance Audits.

As referenced earlier, for the year ended December 31, 2009, the Company’s schools were found to be in compliance in all material respects with federal Title IV refund policies. In addition to Title IV refunds, the Company’s schools are responsible for administering tuition and fee refund policies and for disclosing these policies in each school’s course catalog. Across the 25 states where the Company’s schools operate, there are various state requirements governing the policies with which each campus must administer their tuition and fee refunds. The Company’s schools are in compliance in all material respects with these various policies and, where a state policy does not exist, schools develop and administer an institution specific refund policy and disclose these to students. As discussed in the Company’s Annual Report on Form 10-K, the Company generally bills student tuition fees at the beginning of the academic term or program period and the portion of tuition payments received from students but not yet earned is recorded as deferred tuition revenue and reflected as a current liability on the Company’s consolidated balance sheet. Generally, if a student is owed a refund upon their withdrawal from the program, such refund is recorded as a reduction to deferred tuition revenue as revenue had not yet been earned. In the limited circumstance where a portion of the revenue had been earned, the Company maintains a refund liability which is estimated based upon historical information.

Mr. Larry Spirgel

Securities and Exchange Commission

September 27, 2010

Given the variability in refund policies across our campuses, which are driven by federal and state law as well as accrediting agency standards, we do not believe additional disclosure surrounding the specifics of the refund calculation would provide additional clarity to the reader. In future filings, the Company will expand disclosure contained in the MD&A “Revenue Recognition” discussion to state that, in general, the amount of funds to be refunded to a student is calculated based upon the period of time in which the student has attended classes and the amount of tuition and registration fees paid by the student as of their withdrawal date. The expanded disclosure will also state that, in general, such refunds are reflected as a reduction to deferred tuition revenue and that any funds retained by the Company, following the appropriate refund to the student, which had not previously been recognized into revenue are recognized into revenue immediately.

9.	Addressing your history of collecting payments for tuition subject to recourse loans and other extended payment plans, please tell us how you concluded that tuition fees from such arrangements are fixed and determinable and that collectability is assured.

Response:

Prior to 2008, the Company had provided certain extended payment plans to students; however, the revenue recognized in connection with these programs was immaterial to the Company’s consolidated financial results. As disclosed within MD&A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, in the second quarter of 2008, the Company began to offer funding for eligible students in place of the recourse program that had previously been provided by Sallie Mae. The Company has continued to disclose in subsequent filings within risk factors of the Current Report on Form 10-Q, the level of funding being internally provided to students. The levels of funding as disclosed represent all extended payment plan programs for which student receivable balances exist. In an effort to replace payment plans previously provided by Sallie Mae, the Company increased the utilization of extended payment plan programs in the second quarter of 2008 to ensure that its students could finish their existing educational programs and to allow new students the opportunity to attend its schools. These extended payment plans require students to make a monthly payment while they attend school and require them to pay their remaining balance after they graduate or otherwise leave school. The repayment period following graduation for extended payment plans currently offered by the Company ranges from two to ten years.

Mr. Larry Spirgel

Securities and Exchange Commission

September 27, 2010

The Company reviews the credit history of each student who applies for extended payment plan financing to ensure that the level of credit risk associated with the student is aligned with the objectives of the program. This review includes taking into consideration the student’s previous credit history and/or credit score, possible lack of credit score due to limited borrowing experience and, the ability of the student to secure a co-borrower. In addition, all students sign an enrollment agreement upon entering school. This agreement includes the program of study the student is enrolling in; the program costs associated with the program of study; a summary of the cancellation and refund policy of the school; an attestation by the student of high school graduation or equivalency as well as a summary of other policies and disclosures provided to the student to ensure that the student has a comprehensive understanding of the commitment that they are entering into with the school. The tuition and registration fees charged to a student during their course of study are disclosed to the student at the time of enrollment. It is the Company’s policy to charge tuition fees for the current academic term on the first day of the term. The Company does not grant concessions to the amount of tuition fees charged due to circumstances that may arise in the future; other than to the extent that a refund is owed to a student upon their withdrawal from school. As a result, the Company believes that tuition fees being charged to the student with funding provided through an internal extended payment plan are fixed and determinable.

Upon entering into an extended payment plan, the student signs a promissory note acknowledging their obligation to repay under the terms of the extended payment plan. The Company’s extended payment plans accrue interest at a rate which is comparable to other student financing offered by various third-parties. The Company’s write-offs of uncollectible student receivables as disclosed in the Company’s Annual Report on Form 10-K for the three years ended December 31, 2009, 2008 and 2007 were $51.6, $43.7 and $37.9 million, respectively. In each of the three years, this represented less than three percent of consolidated tuition and fees revenue. Based upon these factors, the Company believes that collectability is assured, and thus, in accordance with our tuition revenue recognition policy, the tuition charges financed by extended payment plans are recognized as revenue ratably during the related academic term or program, as appropriate.

Mr. Larry Spirgel

Securities and Exchange Commission

September 27, 2010

The Company’s outstanding student receivables under its extended payment plans are unsecured and carry a collection risk. This collection risk is properly considered in the establishment of the Company’s allowance for doubtful accounts. The reserve percentage applied to amounts due under extended payment plans is based upon either the Company’s internal collection history or by utilizing the collection history from a third party for students with similar credit scores. The third-party data was provided by the institution which previously had administered such programs for students.

10.	Tell us if you have any liability for reimbursing the ED for federal student loans that have been improperly awarded as deemed by the ED.

Response:

Management of the Company believes that its schools operate in substantial compliance with applicable statutes and regulations. In accordance with FASB ASC Topic 450 – Contingencies, a loss contingency is recorded when both of the following conditions are met:

a. Information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements.

b. The amount of loss can be reasonably estimated.

As of December 31, 2009, estimated loss contingencies of approximately $3.3 million were reflected within the Company’s consolidated balance sheet related to the assessment of penalties resulting from the improper use of Title IV funds which were identified in connection with ongoing program reviews at certain schools. The Company assesses the adequacy and appropriateness of the estimated loss contingencies on a quarterly basis, or more frequently as situations warrant.

d. Concentration of Credit Risk, page 84

11.	Please revise to disclose the total Title IV Program funding as a percentage of total tuition receipts computed on the same basis on which your 90-10 Rule ratios are computed. It is unclear why you believe the disclosed ratios per your computations are meaningful.

Response:

In future filings, the Company will expand its disclosure to include the total Title IV Program funding as a percentage of total tuition receipts computed on the same basis on which its “90-10 Rule” ratios are computed. For the year ended December 31, 2009, the percentage per the “90-10 Rule” was 78.8% as compared to 80.1% as disclosed in the Annual Report on Form 10-K for the year ended December 31, 2009.

Mr. Larry Spirgel

Securities and Exchange Commission

September 27, 2010

h. Cash and Cash Equivalents, page 86

12.	Please tell us why it is appropriate to exclude restricted cash from your balance sheet. Please disclose the carrying amounts and fair values of the off-balance sheet restricted cash accounts for all periods presented. Additionally, please disclose the amounts wherever invested or held, their respective fair values, and designated fair value hierarchy level.

Response:

Historically, the amount of undisbursed Title IV Program funds recorded in contra cash accounts has not been material to the Company’s consolidated cash, cash equivalent and short-term investment balances or financial position, largely due to the ED’s requirement that Title IV Program funds be disbursed to students within three days of receipt. The balance of undisbursed Title IV Program funds recorded in contra cash accounts as of December 31, 2009 was $3.1 million, relative to our consolidated cash, cash equivalent and short-term investment balances as of such date of $484.9 million.

Upon initial receipt of Title IV Program funds, a verification process occurs to determine the student’s eligibility for receipt of such funds. As such, upon the initial receipt of Title IV Program funds, the Company debits a cash account and credits a contra cash account, such that the net impact of the restricted cash receipt on its reported cash balance is zero. Within three days of receiving Title IV Program funds, verification of student eligibility for the receipt of such funding is completed and, as appropriate, disbursement of funds to the applicable students occurs, at which point the Company debits the contra cash account and credits student accounts receivable. Title IV Program funds received for which students are ineligible are refunded to the ED.

Funds received for Title IV Programs are deposited into a non-interest bearing account. Upon verification and posting of the funds to the student accounts receivable, the funds are then transferred to an interest-bearing account at which time they are no longer considered restricted and are included in the Company’s cash and cash equivalents balances.

Because Title IV Program funds are subject to refund to the ED in the event that students are determined to be ineligible to receive such funding, the Company does not believe it is appropriate to record a cash asset and a reduction of student accounts receivable until eligibility has been verified and funds have been disbursed.

Mr. Larry Spirgel

Securities and Exchange Commission

September 27, 2010

Beginning in mid-2010 the ED instituted a new policy for the required disbursement of funds which requires all institutions to receive Title IV Program funds directly through the ED and no longer through third party processors. As a result of this change, the process by which the Company draws down funds directly from the ED reduces our restricted cash balances even further. The Company typically completes the full verification process prior to receipt of Title IV Program funds and therefore records the funds as cash immediately upon receipt. As a result, we do not believe that additional disclosure concerning amounts held in such contra cash accounts is appropriate.

Assets and Liabilities of Discontinued Operations, page 92

13.	Citing your basis in the accounting literature, tell us why

•	no portion of goodwill was allocated to components of discontinued operations.

•	costs and liability arising from remaining lease obligations on idle leased facilities are reported as discontinued operations versus restructuring costs.

Response:

A number of campuses comprised discontinued operations as of December 31, 2009, as disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009. Specifically, discontinued operations reflect the results of operations for campuses that have been taught out or which have been sold. As such, the timing varied as to when each of the campuses became components of discontinued operations. As of December 31, 2009 and 2008, no goodwill remained on any of the balance sheets of the campuses which comprised discontinued operations. This is either due to goodwill impairments taken in previous years in accordance with FASB ASC Topic 350 – Intangibles – Goodwill and Other resulting from the decision to dispose of the campus either by sale or abandonment (i.e. teach out) or no goodwill being allocated to the component of the reporting unit that was being disposed of. For those campuses that were components of a reporting unit, the determination of the amount of goodwill to be allocated to the “disposed” campus was based upon the relative fair value of the campus to be disposed of and the portion of the reporting unit that was retained as provided by FASB ASC Topic 350-20-35 – Intangibles – Goodwill and Other.

•	costs and liability arising from remaining lease obligations on idle leased facilities are reported as discontinued operations versus restructuring costs.

Response:

The costs and liability related to the remaining lease obligations presented as a component of discontinued operations result from the Company’s decision to teach out certain campuses. In determining that the results of operations and related balance sheet account balances of campuses that are subject to a teach out should be reported as a discontinued operation, the Company reviewed FASB ASC 205 – Presentation of Financial Statements. The campuses meet the criteria of a component of an entity, as defined in the FASB codification. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. As such, upon the decision to either hold a campus for sale or upon the completion of a teach out, the results of operations and related balance sheet accounts are reported as components of discontinued operations for all periods presented. The remaining lease obligation is calculated in accordance with FASB ASC 420 – Exit or Disposal Cost Obligations. As disclosed on page 93 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, a liability for the fair value of the remaining lease obligation was recorded at the time in which the space was no longer being utilized. As the campus is no longer operating, the campus does not have significant direct future outflows/inflows from the operation of the campus. As such, the Company does not believe that the cash outflows related to the remaining lease obligations are direct outflows of the campus. In addition, reference was made to FASB ASC 420–10–45–2, which states that costs associated with an exit or disposal activity involving a discontinued operation shall be included within the results of discontinued operations. Finally, with respect to these leased facilities, the Company had no intentions of utilizing the vacated space for any other purpose and therefore the Company believes such amounts are appropriately reflected within discontinued operations.

Mr. Larry Spirgel

Securities and Exchange Commission

September 27, 2010

6. Receivables, page 97

14.	Tell us why you previously reported all of your student receivables as current and how you previously distinguished the current and long-term portions of student receivables.

Response:

Prior to December 31, 2009 the Company recorded student receivables related to extended payment plans within current assets and student receivables related to its terminated recourse loan program as a component of other assets, net within the non-current assets section of its consolidated balance sheet. Historically, student receivable balances associated with extended payment plan programs that were classified as a component of student receivables, net were deemed to be immaterial to the overall consolidated balance sheet. Given that the Company intended to continue to offer extended payment plan programs into 2010, it was determined that it would be appropriate to begin to classify a portion of the student receivables, net within non-current assets. As a result, the consolidated balance sheet as of December 31, 2009 and 2008 presented current and non-current student receivables, net of allowance for doubtful accounts. The student receivables related to our terminated recourse loan program are now included as a component of the non-current portion of student receivables, net of allowance for doubtful accounts. As of December 31, 2008, the amount of student receivables, net of allowance for doubtful accounts that had previously been reported within current assets was $7.5 million.

Mr. Larry Spirgel

Securities and Exchange Commission

September 27, 2010

15.	Please expand your disclosures to clarify:

•	What your current basis is for classifying current and long-term student receivables.

•	How you determine the carrying amount of receivables subject to extended payment plans.

•	How you have accounted for non-recourse loan receivables and the terms of the underlying arrangement.

•	How you accounted for recourse loans prior to and as of your repurchase date and when your repurchase obligation is triggered.

•	What the difference between your commitment to approximately $68.5 million of funding through extended payment plans and the $22.5 million reported in the balance sheet signifies.

•	How significant your recourse loans are in relation to non-recourse loans.

Additionally, please disclose, if true, that student accounts receivable and unearned tuition revenue continue to be reported under the net presentation method as you stated in prior correspondence. Please provide us your proposed disclosures.

Response:

In future filings, the Company will include a discussion of student receivables within the Summary of Significant Accounting Policies included in its Annual Report on Form 10-K. The proposed disclosure is:

i.	student receivables. Student receivables represent funds owed to the Company in exchange for the services that have been provided to a student. Student receivables which are due to be paid in less than one year are recorded as current assets within our consolidated balance sheet. Student receivables that are due to be paid ranging from one to ten years from the balance sheet date are reported as non-current assets within our consolidated balance sheet. Student receivables are reported net of an allowance for doubtful accounts.

Mr. Larry Spirgel

Securities and Exchange Commission

September 27, 2010

In future filings, the Company will expand its disclosure within MD&A to provide additional clarity related to the differences between, our commitment under extended payment plans and the related amount of student receivables, net reflected within our consolidated financial statements. Such differences include that the student receivable figure is net of an allowance for doubtful accounts associated with the committed funds and that student receivables and deferred tuition revenue is presented on a net basis.

As it pertains to the terminated recourse loan program, the gross outstanding balance as of June 30, 2010 was $11.2 million (net was $3.6 million) of the Company’s total consolidated assets of $1.4 billion. The Company has no future obligation to repurchase additional loans and as such, does not believe that the remaining balances are material to its financial position. As such, the Company does not believe that additional disclosure surrounding this program is warranted.

The Company continues to report its student receivables and unearned tuition revenue under the net presentation method. In future filings, the Company will include the following disclosure within its revenue recognition accounting policy disclosure:

“….The portion of tuition and registration fees payments received from students but not earned is recorded as deferred tuition revenue and reflected as a current liability on our consolidated balance sheets as such amounts represent revenue that we expect to earn within the next year. Student receivables and deferred tuition revenue, by student, are presented on a net basis within our consolidated balance sheets.”

8. Goodwill and Other Intangible Assets, page 99

16.	Please provide us your analysis as to how “accreditations, licensing and Title IV Program participation rights” and your trade names, including the Le Cordon Bleu name, have indefinite lives pursuant to ASC Topic 350.

Response:

According to paragraph 350-30-35-4 under ASC Topic 350 – Intangibles – Goodwill and Other, “the useful life of an intangible asset is indefinite if that life extends beyond the foreseeable horizon” and “if no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset.” The Company has identified its accreditation, licensing, and Title IV Program participation rights to be indefinite-lived intangible assets in accordance with ASC Topic 350. An accreditation right offers a school the ability to offer to its students the use of Title IV funding as a means of paying for their education. The useful life of this asset is expected to contribute to cash flows beyond the foreseeable horizon. The benefit that this right gives to students greatly contributes to their decision to attend school and therefore contributes to the cash flows of a school. Because of this significant contribution, the Company cannot foresee a time limit on the contribution of cash flows to its schools. The Company has historically completed the renewal process with the accrediting agencies to their satisfaction. In addition, the costs incurred in connection with the renewal process are not significant. No legal, regulatory, contractual, competitive, economic or any other factors exist that would limit the useful life of this asset.

Mr. Larry Spirgel

Securities and Exchange Commission

September 27, 2010

The Company’s trade names, including the Le Cordon Bleu name, each have historical significance to the operations of the businesses. In each sector, the trade names have strong brand recognition and longevity of existence. The Company has the intention to continue to support each brand name that has an associated trade name intangible asset value. In the case of Le Cordon Bleu, shortly after purchasing the rights to utilize the brand name the Company began the process to rebrand all of its existing Culinary schools to include the Le Cordon Bleu name in its school title. Given management’s intention to continue to support these brands and brand rights, the strong recognition in each sector and their longevity of existence, the Company expects the trade names to contribute to cash flows beyond the foreseeable horizon. No legal, regulatory, contractual, competitive, economic or any other factors exist that would limit the useful lives of these trade name assets.

Definitive Proxy Statement

Nominating Procedures and Director Qualifications, page 10

17.	We note your statement that your disclosure describes the “key experiences, qualifications, attributes and skills” that led your Nominating and Governance Committee to conclude that each nominee and incumbent board member is qualified to serve as a director of the company. However, other than your description of individuals’ educational services and related legal and regulatory experience, your disclosure only identifies the principal occupations and employment of each such individual and describes relevant skills and experiences of your board members on an aggregate basis. Please expand your disclosure in future filings with respect to each director to specifically discuss what aspects of the individual’s experience led the board to conclude that the person should serve as a director for the company, as well as any other relevant qualifications, attributes or skills that were considered by the board. See Item 401(e) of Regulation S-K and Question 116.05 of our Compliance and Disclosure Interpretations on Regulation S-K, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

Mr. Larry Spirgel

Securities and Exchange Commission

September 27, 2010

Response:

In future filings, the Company will expand its disclosure with respect to each director to specifically discuss what aspects of the individual’s experience led the Board to conclude that the person should serve as a director for the Company, as well as any other relevant qualifications, attributes or skills that were considered by the Board, pursuant to the disclosure requirements of Item 401(e) of Regulation S-K and the guidance provided in Question 116.05 of the SEC’s Division of Corporation Finance Compliance and Disclosure Interpretations on Regulation S-K.

Board Leadership Structure and Role in Risk Oversight, page 13

18.	We note that you have established an independent Chairman of the Board and a separate principal executive officer as a best practice in your corporate governance. Please disclose in future filings why you believe this board leadership structure is the most appropriate structure for the company. See Item 407(h) of Regulation S-K.

Response:

In future filings, the Company will disclose why it believes the board leadership structure, consisting of an independent Chairman of the Board and a separate principal executive officer is the most appropriate structure for the Company, pursuant to the disclosure requirements of Item 407(h) of Regulation S-K.

Annual Incentive Program, page 30

2009 Program: Performance Measures, Targets and Thresholds for Annual Incentive Program, page 30

19.	We note your statement on page 31 that you apply an “HPP Multiplier” to each officer’s cash incentive result to reflect that individual’s performance against certain principles. In future filings, with respect to each named executive officer, please disclose the HPP Multiplier you use and explain the basis for your use of such multiplier.

Response:

In the Company’s future proxy statement filings, with respect to each named executive officer, if the Company utilizes an “HPP Multiplier” or similar concept to reflect the named executive officer’s performance against certain principles in determining incentive or other compensation, the Company will disclose the HPP Multiplier or similar concept it uses and explain the basis for its use of such multiplier.

Mr. Larry Spirgel

Securities and Exchange Commission

September 27, 2010

Form 10-Q for the Quarter Ended June 30, 2010

Unaudited Consolidated Balance Sheets, page 3

20.	Tell us the nature of the significant decrease in payroll and related benefits and the significant increase in accounts receivable since year-end. Additionally, tell us why deferred tuition revenue decreased despite the 22% and 23% growth in your revenues and student population respectively.

Response:

As reported on page 41 of the Company’s Current Report on Form 10-Q for the quarter ended June 30, 2010, the significant decrease in payroll and related benefits at June 30, 2010 as compared to December 31, 2009 was primarily due to the annual incentive payment for the 2009 plan made in the first quarter of 2010 of approximately $55 million, net of approximately $23 million provided for the 2010 annual incentive plan.

Also, as reported on page 41 of the Company’s Current Report on Form 10-Q for the quarter ended June 30, 2010, the significant increase in accounts receivable at June 30, 2010 as compared to December 31, 2009 was primarily due to the increase in the number of students who are participating in the Company’s extended payment plan programs.

Finally, as reported on page 41 of the Company’s Current Report on Form 10-Q for the quarter ended June 30, 2010, the decrease in deferred tuition revenue at June 30, 2010 as compared to December 31, 2010 was primarily due to the decrease in student population primarily within the International strategic business unit. The International segment contributed $40.7 million of the total $46.7 million decrease in deferred tuition revenue over this period of time. As disclosed, school years within the International segment typically run from late September to early June. In addition, a student is billed the entire school year’s tuition and fees prior to the start of the academic year. As a result, the deferred tuition revenue balance at December 31, 2009 would have had six months of deferred tuition revenue recorded to be earned over the remaining school year, while at June 30, 2010, the deferred tuition revenue balance within the International segment was minimal. The remaining decrease is due to timing of a student’s term and the related tuition billing.

Mr. Larry Spirgel

Securities and Exchange Commission

September 27, 2010

2. Basis of Presentation, page 6

21.	Tell us how you reallocated goodwill in connection with the integration of certain of your schools within the University SBU. Please identify your reporting units after the integration.

Response:

The Company’s reporting units following the organizational realignment which occurred in the first quarter of 2010, have been identified in accordance with the specific provisions of ASC Topic 350 – Intangibles – Goodwill & Other, and are as follows:

•	University excluding Art & Design

•	Art & Design

•	Health Education

•	Culinary Arts

•	International

•	Transitional

Paragraph 350-20-35-1 of ASC Topic 350 – Intangibles – Goodwill & Other states that goodwill shall be tested for impairment at the reporting unit level. A reporting unit is defined as a component of an operating segment for which discrete financial information is available and segment management regularly reviews the operating results of that component. Our operating segments, which have been determined in accordance with ASC Topic 280 – Segment Reporting, are as follows:

•	University

•	Health Education

•	Culinary Arts

•	International

•	Transitional

Upon the realignment of the Art & Design schools, including Harrington College of Design, Collins College and Brooks Institute into University, as well as the realignment of Briarcliffe College and Brown College into Health Education, the Company assigned goodwill balances using a relative fair value allocation approach in accordance with ASC Topic 350.

Mr. Larry Spirgel

Securities and Exchange Commission

September 27, 2010

7. Receivables, page 13

22.	Tell us your evaluation of the factors that led you to increase reserves on outstanding receivable balances attributed to your extended payment plan programs and previously terminated recourse loan program subsequent to the year ended December 31, 2009. Additionally, tell us the number of days that these receivables were outstanding as of year-end.

Response:

The Company assesses the adequacy of its allowance for doubtful accounts quarterly and makes adjustments to its estimates based upon facts and circumstances that exist at the time. The increase in the reserve rate attributable to the Company’s current extended payment plan programs recorded in the first quarter 2010 was driven by an increase in default rates attributable to those students who do not successfully complete their program of study. Although the Company had previously extended financing to its students, the amount of such funding was immaterial to the overall financial position of the Company. The majority of our extended financing plans were implemented in the second quarter of 2008. The initial reserve percentage applied to amounts due under extended payment plans was based upon either the Company’s internal collection history or by utilizing the collection history from a third party for students with similar credit scores. The third-party data was provided by the institution which previously had administered such programs for students. As time progresses, we will monitor student’s repayment history to ensure the adequacy of the estimated allowance for doubtful accounts.

Background on our write-off process: Students who withdraw from our programs have their full outstanding balance due immediately. Our centralized collections team will work to collect this balance in full or establish a payment agreement. At month end, all students that have been out-of-school for 90 days or more based on the status date (the date in which student was changed to an out-of-school status), and who do not have a payment posted to their account in the last 45 days will be considered for write off. Furthermore, if a student has a scheduled payment plan, the account will be eligible to be written off when the student exceeds 80 days past due.

In connection with the Company’s quarterly assessment of its allowance for doubtful accounts, it reviewed the life to date default rate for the previously terminated recourse loan program. The default rate data illustrated that the repayment practices had deteriorated and as such an increase to the allowance for doubtful accounts as of March 31, 2010 was warranted. The gross and net amounts of student receivables outstanding for this recourse program as of June 30, 2010 were $11.2 and $3.6 million, respectively.

Given that our extended payment plans have repayment periods ranging from two to ten years from graduation, we monitor the performance of these programs based upon whether the student is remaining current with their payments versus how long the receivable has been outstanding. As such, a student’s entire outstanding balance is reflected within the current aging category as long as the student remains current with their monthly payments. As of December 31, 2009, the gross student receivable aging for our extended payment plan programs was as follows (dollars in thousands):

Mr. Larry Spirgel

Securities and Exchange Commission

September 27, 2010

Current	1-30	31– 60	61– 90	> 90	Total
$30,470	$7,214	$6,904	$4,858	$7,745	$57,191

An allowance for doubtful accounts of approximately $27.1 million was recorded as of December 31, 2009 related to these outstanding student receivables.

Government agencies, regulatory agencies third parties may conduct compliance reviews and audits, page 47

23.	Please expand your disclosure to provide additional information regarding the two systemic findings by the ED’s program review team. Quantify the amount of Title IV funds that are at issue. Please disclose how you intend to proceed with respect to the preliminary report and quantify any anticipated fines or penalties you may be subject to as a result of the findings identified in such report.

Response:

In future filings the Company will expand its disclosure to provide any additional material information regarding the two systemic findings by the ED’s program review team, as appropriate. The Company will also provide additional disclosure in future filings, where appropriate, regarding the manner in which it intends to proceed with respect to the preliminary report. Please note, however, that the program review is in a preliminary phase and there are substantial disagreements between American InterContinental University (AIU) and the ED’s program review team regarding their proposed findings and related interpretations of Title IV regulations. Due to the uncertainty surrounding the possible outcomes of this program review, the Company is unable to reasonably quantify the amount of Title IV funds, if any, that may be at issue with respect to those proposed findings at this time. Furthermore, AIU believes that it has operated in substantial compliance with applicable U.S. Department of Education regulations with respect to Title IV fund administration and intends to contest the proposed findings of the program review team in the preliminary report. Accordingly, at this time AIU cannot determine the amount of fines or penalties, if any, that may be imposed as a result of the proposed findings identified in the preliminary report.

*    *    *    *

Mr. Larry Spirgel

Securities and Exchange Commission

September 27, 2010

In connection with responding to your comments and with this submission, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses above fully address the comments contained in the Letter. Please call me at (847) 585-2024 if you have any questions regarding the above responses. In addition, please direct any future facsimile transmissions concerning the Letter to the following facsimile number: (847) 585-2064.

Very truly yours,

/s/ Michael J. Graham
Michael J. Graham
Executive Vice President and Chief Financial Officer

cc:	Gary E. McCullough

Jeffrey D. Ayers

Colleen M. O’Sullivan

Virginia M. Dowling

Lawrence D. Levin